Exhibit 99.1

Amdocs Limited Reports Second Quarter Fiscal 2021 Results

Quarterly Revenue of $1.05 Billion, Exceeding Midpoint of Guidance

Raises Outlook for Accelerated Revenue and Earnings per Share Growth

in Fiscal 2021

Solidifies Cloud Domain Leadership with Acquisition of Sourced Group

Second Quarter Fiscal 2021 Highlights

•

Revenue of $1,049 million, above the midpoint of the $1,015-$1,055 million guidance range; revenue included a negative impact from foreign currency movements of approximately $1 million compared to our guidance assumptions

•	Record managed services revenue of $635 million, equivalent to approximately 61% of total revenue

•	GAAP diluted EPS of $0.91, at the midpoint of the $0.87-$0.95 guidance range

•	Non-GAAP diluted EPS of $1.13, above the midpoint of the $1.09-$1.15 guidance range

•	GAAP operating income of $149 million; GAAP operating margin of 14.2%

•	Non-GAAP operating income of $185 million; increased non-GAAP operating margin of 17.6%

•	Returned record quarterly cash amount of $403 million to shareholders through share repurchases and quarterly cash dividends, including net proceeds received from the divestiture of OpenMarket

•	Quarterly free cash flow of $70 million, comprised of cash flow from operations of $120 million, less $49 million in net capital expenditures and other(1)

•	Normalized free cash flow of $133 million(1)

•	Twelve-month backlog of $3.54 billion up approximately $50 million sequentially; on a pro forma(2) basis, record twelve-month backlog was up 9.3% as compared to last year’s second fiscal quarter

(1)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding).
(2)	Pro forma growth rate excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from the current fiscal year and comparable fiscal year

•	The board of directors approved a quarterly cash dividend of $0.36 per share to be paid on July 23, 2021

ST. LOUIS – May 12, 2021 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended March 31, 2021.

“I am pleased to report strong results for the second fiscal quarter. Revenue was well above the midpoint of guidance and driven by our best-ever quarter in North America on a pro forma(2) basis where we are seeing healthy activity levels at AT&T, T-Mobile and various other customers across the region. At the operating level, we maintained our focus on consistent project delivery, which translated to healthy cash collections and robust free cash flow generation. Additionally, we returned a record cash amount of more than $400 million to shareholders this quarter, including the net proceeds received from the divesture of OpenMarket, as we had committed to previously,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

Sheffer continued, “Accelerating the communications industry’s journey to the cloud is core to Amdocs’ future growth and this quarter we took some important steps to further solidify our leadership in this domain. We are today pleased to announce the acquisition of Sourced Group, a leading global technology consultancy specializing in large-scale cloud transformations for sophisticated, high-end enterprise customers in different industries such as communications, financial services and others. Sourced’s proven cloud migration platform, deployment framework and trusted design process, alongside its deep partnerships with Amazon Web Services, Microsoft Azure and Google Cloud Platform, complement our portfolio of cloud-native products and services and further expands and diversifies our customer base.”

Sheffer concluded, “I am pleased to report an improved outlook for revenue and earnings per share growth for the full fiscal year 2021, mainly driven by our expectation for a stronger second half. Our confidence is based on the visibility of our 12-month backlog, which is up more than 9% from a year ago on a pro forma(2) basis. Moreover, we are focused on maintaining our recent sales momentum by executing our growth strategy which we believe is well-aligned with our customer’s multi-year investments in digital modernization, 5G, cloud migration, and next-generation OSS platforms.”

Revenue

Revenue for the second fiscal quarter ended March 31, 2021 was $1,049 million, which on a pro forma basis(2) was up 5.7% in constant currency as compared to last year’s second fiscal quarter. Revenue was down $37 million as reported from the first fiscal quarter of 2021, mainly reflecting the divestiture of OpenMarket on December 31, 2020. Revenue was up 0.1% as reported and down 1.4% in constant currency as compared to last year’s second fiscal quarter. Revenue for the second fiscal quarter of 2021 includes a positive impact from foreign currency movements of approximately $3.3 million relative to the first quarter of fiscal 2021. Revenue was above the midpoint of Amdocs’ guidance, and included negative impact from foreign currency movements of approximately $1 million compared to our guidance assumptions and contributions from recently completed acquisitions of less than $2 million which was not included in our guidance assumptions. Revenue for the second fiscal quarter of 2021 includes record managed services revenue of $635 million, up 5.1% as compared to last year’s second fiscal quarter and equivalent to approximately 61% of total revenue.

Net Income and Earnings Per Share

The Company’s GAAP net income for the second quarter of fiscal 2021 was $119.1 million, or $0.91 per diluted share, compared to GAAP net income of $127.0 million, or $0.94 per diluted share, in the prior fiscal year’s second quarter. Net income on a non-GAAP basis was $148.1 million, or $1.13 per diluted share, compared to non-GAAP net income of $145.7 million, or $1.08 per diluted share, in the second quarter of fiscal 2020. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, equity-based compensation expenses, and other, net of related tax effects, in the second quarter of fiscal 2021 as well as in the second quarter of fiscal 2020.

For further details of reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On May 12, 2021, the Board approved the Company’s next quarterly cash dividend payment of $0.36 per share and set June 30, 2021 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on July 23, 2021.

•

Share Repurchase Activity: Repurchased a record $360 million of ordinary shares during the second quarter of fiscal 2021, including the return of the net proceeds from the divestiture of OpenMarket. The board of directors has approved a share repurchase plan authorizing the repurchase of up to $1 billion of ordinary shares at the company’s discretion; this plan has no expiration date and is in addition to the current authorization, which, as of March 31, 2021, provided for up to $228 million of remaining repurchase authorization. Between the two authorizations, we have up to $1.228 billion of remaining repurchase authority.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.54 billion (excluding OpenMarket) at the end of the second quarter of fiscal 2021. On a pro forma(2) basis, twelve-month backlog was up approximately 9.3% as compared to last year’s second fiscal quarter.

Third Quarter Fiscal 2021 Outlook

•

Revenue of approximately $1,040-$1,080 million, assuming approximately $3 million sequential negative impact from foreign currency fluctuations as compared to the second quarter of fiscal 2021 and contributions from recently completed acquisitions

•	GAAP diluted EPS of approximately $0.91-$0.99. The impact of recent acquisitions on GAAP diluted EPS will not be known until after Amdocs completes the purchase price allocation

•

Non-GAAP diluted EPS of approximately $1.14-$1.20, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.08-$0.10 per share of equity-based compensation expense, net of related tax effects.

Full Year Fiscal 2021 Outlook

•

Full year fiscal 2021 revenue guidance reflects the divestiture of OpenMarket as of December 31, 2020 and incorporates an expected positive impact from foreign currency fluctuations of about 1.0% year-over-year as compared with a positive impact of about 1.2% year-over-year previously and a positive contribution from recently completed acquisitions of about 0.5%

•	Expects pro forma(2) revenue growth of 5.0%-8.0% year-over-year on a constant currency basis as compared with 3.5%-7.5% year-over-year on a constant currency basis previously

•	Expects revenue growth of 1.0%-4.0% year-over-year on a reported basis as compared with (0.3)% -3.7% year-over-year previously

•	Expects revenue growth of 0.0%-3.0% year-over-year on a constant currency basis as compared with (1.5)% -2.5% year-over-year previously

•

Expects GAAP diluted earnings per share growth of roughly 39.0%-44.0% year-over-year, including gain, net of tax, from divestiture of OpenMarket, as compared with 37.5%-44.5% year-over-year previously. The impact of recent acquisitions on GAAP diluted EPS will not be known until after Amdocs completes the purchase price allocation

•

Expects non-GAAP diluted earnings per share growth of roughly 6.0%-9.0% year-over-year as compared with 4.0%-8.0% year-over-year previously, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, approximately $0.32-$0.36 per share of equity-based compensation expense, and gain from divestiture of OpenMarket, net of related tax effects. The impact of recent acquisitions on Amdocs’ non-GAAP diluted earnings per share is expected to be neutral in the full fiscal year 2021

•

Expects pro forma(2) non-GAAP diluted earnings per share growth of roughly 7.5%-10.5% year-over-year as compared with 5.5%-9.5% year-over-year previously, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, approximately $0.32-$0.36 per share of equity-based compensation expense, and gain from divestiture of OpenMarket, net of related tax effects

•	Expects free cash flow of approximately $620 million, comprised of cash flow from operations, less net capital expenditures and other, as compared with $600 million previously

•

Expects normalized free cash flow of approximately $820 million as compared with $800 million previously; normalized free cash flow excludes expected capital expenditure of $140 million related to the new campus development in Israel, $40 million of capital gains tax in relation to the divestiture of OpenMarket, and other items

Our third fiscal quarter 2021 and full year fiscal 2021 outlook takes into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from the COVID-19 pandemic, which has created, and continues to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call Details

Amdocs will host a conference call on May 12, 2021 at 5:00 p.m. Eastern Time to discuss the Company’s second quarter of fiscal 2021 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 3504547. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges or benefits (such as a gain from divestiture of OpenMarket);

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

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About Amdocs

Amdocs’ purpose is to enrich lives and progress society, using creativity and technology to build a better connected world. Amdocs and its 27,000 employees partner with the leading players in the communications and media industry, enabling next-generation experiences in 85 countries. Our cloud-native, open and dynamic portfolio of digital solutions, platforms and services brings greater choice, faster time to market and flexibility, to better meet the evolving needs of our customers as they drive growth, transform and take their business to the cloud. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.2 billion in fiscal 2020.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2020 filed on December 14, 2020 and our Form 6-K furnished for the first quarter of fiscal 2021 on February 16, 2021.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2021(a)	2020	2021(a)	2020
Revenue	$1,048,734	$1,047,933	$2,135,077	$2,089,890
Operating expenses:
Cost of revenue	685,515	683,970	1,414,231	1,370,282
Research and development	75,154	68,795	150,823	136,106
Selling, general and administrative	116,951	119,108	238,839	242,575
Amortization of purchased intangible assets and other	21,870	19,348	41,740	40,638

	899,490	891,221	1,845,633	1,789,601

Operating income	149,244	156,712	289,444	300,289
Interest and other expense, net	(3,542)	(2,290)	(10,032)	(2,642)
Gain from sale of a business	—	—	226,410	—

Income before income taxes	145,702	154,422	505,822	297,647
Income taxes	26,635	27,384	87,123	54,677

Net income	$119,067	$127,038	$418,699	$242,970

Basic earnings per share	$0.92	$0.95	$3.21	$1.81

Diluted earnings per share	$0.91	$0.94	$3.19	$1.80

Basic weighted average number of shares outstanding	129,774	134,288	130,457	134,443

Diluted weighted average number of shares outstanding	130,696	135,059	131,147	135,339

Cash dividends declared per share	$0.36	$0.3275	$0.6875	$0.6125

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2021(a)	2020	2021(a)	2020
Revenue	$1,048,734	$1,047,933	$2,135,077	$2,089,890
Non-GAAP operating income	184,883	180,524	372,864	358,464
Non-GAAP net income	148,095	145,689	301,067	289,844
Non-GAAP diluted earnings per share	$1.13	$1.08	$2.30	$2.14
Diluted weighted average number of shares outstanding	130,696	135,059	131,147	135,339

Free Cash Flows and Normalized Free Cash Flow

(In thousands)

	Three months ended		Six months ended
	March 31,		March 31,
	2021	2020	2021	2020
Net Cash Provided by Operating Activities(a)	$119,736	$102,868	$536,221	$266,776
Purchases of property and equipment, net (c)	(49,245)	(46,170)	(99,310)	(104,705)

Free Cash Flow	70,491	56,698	436,911	162,071
Tax payment on sale of business(b)	25,190	—	25,190	—
Payments of acquisition related liabilities	13,234	1,750	13,234	1,750
Payments for previously expensed restructuring charges	—	129	—	1,645
Net capital expenditures related to the new campus development	24,221	17,355	42,555	31,292

Normalized Free Cash Flow	$133,136	$75,932	$517,890	$196,758

(a)	Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
(b)	Tax payment related to capital gain from divesture of OpenMarket, which was completed on December 31, 2020.
(c)	The amounts under “Purchase of property and equipment, net” include proceeds from sale of property and equipment of $136 and $82 for the six months ended March 31, 2021 and 2020, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended March 31, 2021(a)
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$685,515	$—	$(5,582)	$(394)	$—	$—	$679,539
Research and development	75,154	—	(1,012)	—	—	—	74,142
Selling, general and administrative	116,951	—	(6,781)	—	—	—	110,170
Amortization of purchased intangible assets and other	21,870	(21,870)	—	—	—	—	—

Total operating expenses	899,490	(21,870)	(13,375)	(394)	—	—	863,851

Operating income	149,244	21,870	13,375	394	—	—	184,883

Interest and other expense, net	(3,542)	—	—	—	(375)	—	(3,917)

Income taxes	26,635	—	—	—	—	6,236	32,871

Net income	$119,067	$21,870	$13,375	$394	$(375)	$(6,236)	$148,095

	Three months ended March 31, 2020
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$683,970	$—	$(4,693)	$6,284	$—	$685,561
Research and development	68,795	—	(723)	—	—	68,072
Selling, general and administrative	119,108	—	(5,332)	—	—	113,776
Amortization of purchased intangible assets and other	19,348	(19,348)	—	—	—	—

Total operating expenses	891,221	(19,348)	(10,748)	6,284	—	867,409

Operating income	156,712	19,348	10,748	(6,284)	—	180,524

Income taxes	27,384	—	—	—	5,161	32,545

Net income	$127,038	$19,348	$10,748	$(6,284)	$(5,161)	$145,689

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Six months ended March 31, 2021(a)
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,414,231	$—	$(10,523)	$(15,728)	$—	$—	$—	$1,387,980
Research and development	150,823	—	(1,844)	—	—	—	—	148,979
Selling, general and administrative	238,839	—	(13,585)	—	—	—	—	225,254
Amortization of purchased intangible assets and other	41,740	(41,740)	—	—	—	—	—	—

Total operating expenses	1,845,633	(41,740)	(25,952)	(15,728)	—	—	—	1,762,213

Operating income	289,444	41,740	25,952	15,728	—	—	—	372,864

Interest and other expense, net	(10,032)	—	—	—	—	824	—	(9,208)

Gain from sale of a business	226,410	—	—	—	(226,410)	—	—	—

Income taxes	87,123	—	—	—	—	—	(24,534)	62,589

Net income	$418,699	$41,740	$25,952	$15,728	$(226,410)	$824	$24,534	$301,067

	Six months ended March 31, 2020
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,370,282	$—	$(10,039)	$3,972	$—	$1,364,215
Research and development	136,106	—	(1,526)	—	—	134,580
Selling, general and administrative	242,575	—	(9,944)	—	—	232,631
Amortization of purchased intangible assets and other	40,638	(40,638)	—	—	—	—

Total operating expenses	1,789,601	(40,638)	(21,509)	3,972	—	1,731,426

Operating income	300,289	40,638	21,509	(3,972)	—	358,464

Income taxes	54,677	—	—	—	11,301	65,978

Net income	$242,970	$40,638	$21,509	$(3,972)	$(11,301)	$289,844

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	March 31, 2021	September 30, 2020
ASSETS
Current assets
Cash and cash equivalents	$968,988	$983,188
Short-term interest-bearing investments	194,684	752
Accounts receivable, net, including unbilled of $172,301 and $175,548, respectively	907,017	861,033
Prepaid expenses and other current assets	227,560	229,604

Total current assets	2,298,249	2,074,577
Property and equipment, net	640,253	607,951
Lease assets	266,719	295,494
Goodwill and other intangible assets, net	2,883,646	2,874,979
Other noncurrent assets	513,219	488,620

Total assets	$6,602,086	$6,341,621

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$961,670	$930,259
Short-term financing arrangement	100,000	100,000
Lease liabilities	58,794	59,100
Deferred revenue	219,199	126,841

Total current liabilities	1,339,663	1,216,200
Lease liabilities	209,276	230,076
Long-term debt, net of unamortized debt issuance costs	644,276	644,023
Other noncurrent liabilities	762,133	586,167
Total Amdocs Limited Shareholders’ equity	3,604,229	3,622,646
Noncontrolling interests	42,509	42,509

Total equity	3,646,738	3,665,155

Total liabilities and equity	$6,602,086	$6,341,621

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Six months ended March 31,
	2021	2020
Cash Flow from Operating Activities:
Net income(a)	$418,699	$242,970
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	101,298	98,107
Amortization of debt issuance costs	272	—
Equity-based compensation expense	25,952	21,509
Gain from sale of a business	(226,410)	—
Deferred income taxes	(27,778)	9,150
Loss from short-term interest-bearing investments	221	—
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(108,799)	19,957
Prepaid expenses and other current assets	(11,906)	(22,637)
Other noncurrent assets	(10,763)	(1,653)
Lease assets and liabilities, net	7,522	(11,947)
Accounts payable, accrued expenses and accrued personnel	76,427	(96,647)
Deferred revenue	226,904	17,616
Income taxes payable, net	41,629	7,853
Other noncurrent liabilities	22,953	(17,502)

Net cash provided by operating activities	536,221	266,776

Cash Flow from Investing Activities:
Purchase of property and equipment, net (c)	(99,310)	(104,705)
Proceeds from sale of short-term interest-bearing investments	4,258	—
Purchase of short-term interest-bearing investments	(200,088)	—
Net cash paid for business and intangible assets acquisitions	(87,600)	—
Net cash received from sale of a business	290,789	—
Other	562	(3,273)

Net cash used in investing activities	(91,389)	(107,978)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	—	350,000
Repurchase of shares	(450,074)	(210,048)
Proceeds from employee stock options exercises	78,438	70,639
Payments of dividends	(85,934)	(76,770)
Payment of contingent consideration from a business acquisition	(1,462)	(1,411)
Other	—	(238)

Net cash (used in) provided by financing activities	(459,032)	132,172

Net (decrease) increase in cash and cash equivalents	(14,200)	290,970
Cash and cash equivalents at beginning of period	983,188	471,632

Cash and cash equivalents at end of period	$968,988	$762,602

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	March 31, 2021(a)	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
North America	$679.1	$703.4	$681.6	$685.9	$691.3
Europe	148.8	171.6	165.3	145.4	148.3
Rest of the World	220.8	211.3	206.0	194.9	208.3

Total Revenue	$1,048.7	$1,086.3	$1,052.9	$1,026.2	$1,047.9

	Three months ended
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Managed Services Revenue	$634.6	$623.7	$610.5	$604.5	$604.0

	As of
	March 31, 2021(d)	December 31, 2020(d)	September 30, 2020	June 30, 2020	March 31, 2020
12-Month Backlog	$3,540	$3,490	$3,620	$3,480	$3,460

(d)	Excludes OpenMarket

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